

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

Via E-mail
Mr. Steven F. Nicola
Chief Financial Officer
Matthews International Corporation
Two Northshore Center
Pittsburgh, Pennsylvania 15212

　　　　RE:　　**Matthews International Corporation**
　　　　　　　　Form 10-K for the Year Ended September 30, 2013
　　　　　　　　Filed November 27, 2013
　　　　　　　　File No. 0-09115

Dear Mr. Nicola:

　　　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Terence O'Brien

　　　　　　　　　　　　　　　　Terence O'Brien
　　　　　　　　　　　　　　　　Accounting Branch Chief